Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: July 3, 2003

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Report on Form 6-K contains:

–	Letter to the New York Stock Exchange, Inc. dated July 2, 2003

By Telefax-No. 001-212-656-5071 and by mail	ALTANA AG

Mr. Stefan Jekel Account Representative International Client Services New York Stock Exchange, Inc. 20 Broad Street New York, New York 10005 U.S.A.	Postfach 1244 61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Am Pilgerrain 15 61352 Bad Homburg v.d.H. Deutschland T +49 (0) 6172 1712-0 F +49 (0) 6172 1712-5 50 www.altana.de

July 2nd, 2003

ALTANA Aktiengesellschaft

Dear Mr. Jekel,

In accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the second quarter of 2003.

Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

•	Number of treasury shares held by ALTANA AG as per April 1, 2003:	3,893,254
•	Number of shares re-purchased from April 1 to June 30, 2003:	1,059,300
•	Number of shares disposed of from April 1 to June 30, 2003:	412,875
•	Number of treasury shares held by ALTANA AG on June 30, 2003:	4,539,679

With kind regards,
ALTANA AG

/s/ Paul Reuter Dr. Paul Reuter	/s/ Rudolf Pietzke Dr. Rudolf Pietzke

Vorsitzender der Aufsichtsrats: Justus Mische Vorstand: Dr. h. c. Nikolaus Schweickart (Vorsitzender) Dr. Hermann Küllmer, Dr. Hans-Joachim Lohrisch, Dr. Matthias Wolfgruber

Sitz und Registergericht: Bad Homburg v. d. Höhe, HRB-Nr. 1933

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: July 3, 2003	By:	/s/ Hermann Küllmer

Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

Name: Dr. Rudolf Pietzke Title: General Counsel